IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

LIBERATION INVESTMENTS, L.P. and	)
LIBERATION INVESTMENTS, LTD.	)
)
Plaintiffs,	)
	)	Civil Action No.
v.	)
)
FRIEDMAN’S INC.	)
a Delaware corporation,	)
)
Defendant.	)

COMPLAINT PURSUANT TO 8 DEL.C. §211

Plaintiffs Liberation Investments, L.P., and Liberation Investments, Ltd. (collectively “Liberation Investments”), by and through their attorneys, allege as follows:

1. Liberation Investments, collectively, is the record holder of 200 shares of Class A Stock of Friedman’s Inc. (“Friedman’s” or the “Company”), and the beneficial holder of approximately 4.9% of the Class A stock.

2. Friedman’s is a Delaware corporation. Its registered agent for service of process in Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. Friedman’s has two classes of stock, A and B. The Class A stock is held by, among others, a large number of public shareholders. All of the Class B stock is held by an entity controlled by Phillip Ean Cohen (“Cohen”). The Class B stock elects a majority of the board of directors, and Cohen has used those rights for years to elect directors who will conform to his wishes. Among other things, Cohen has used tens of millions of dollars of the Company’s money to prop up other investments he controls, some of which have gone bankrupt, and has caused the Company to pay huge fees to his investment bank, “Morgan Schiff, & Co., Inc.” [sic].1

3. The last annual meeting of stockholders of Friedman’s was held on February 25, 2003. Since that date, Friedman’s has failed to hold an annual meeting of stockholders. It has seen a huge rotation of directors, however. On April 29, 2004 the board of directors enacted new bylaws and established charters and policies for several board committees. The main thrust of the changes was to put restrictions on self-dealing.

4. Cohen reacted immediately. The changes were disclosed on May 4, 2004. On the same day, Cohen acted by written consent, throwing out the new by-laws, ousting one of the disobedient Class B directors from the board, and appointing five new directors. The new Chairman, Allan B. Edwards, is Morgan Schiff’s President. Since that time, Friedman’s has gone through a dizzying series of changes as directors have been appointed to the board, step down and new ones appointed (for example, Mr. Edwards is apparently stepping down as Chairman in January). In addition, Friedman’s has announced that it cannot currently file audited financial statements and is subject to federal fraud investigations by the Department of Justice and the SEC.

5. The Company clearly is in crisis. During the summer, it appointed a new management team, which appears to be honest, competent and not beholden to Cohen. The board, however, presents a different story. Cohen still has the power to control the Class B directors, and at least one of the two Class A directors was on the board at the time that Cohen was draining money out of the Company. Liberation Investments believes that during a period like this, with Cohen still having the power to control the Class B directors by ousting those who will not follow

[1]	Not surprisingly, neither the firm, nor Cohen, have any known connection to either J.P. Morgan or Jacob Schiff despite the implication to the contrary.

his directions, it is imperative that the public stockholders be allowed to elect Class A directors who are clearly independent of Cohen and who can support a rational reorganization plan for the Company. Thus, on August 23, 2004, Liberation Investments sent Friedman’s a letter demanding that it hold an annual meeting of stockholders.

6. Friedman’s responded to Liberation Investments’ August 23, 2004 demand with a letter dated September 23, 2004. Friedman’s answered that it could not hold an annual meeting because it would be “violating federal securities laws if it were required to hold an annual meeting at a time when it is unable to provide shareholders with an annual report containing audited financial information.” The letter goes on to state that “the Board fully intends to set a prompt date for a meeting of stockholders immediately upon completion of Ernst & Young’s audit and the availability of audited financial statements for all relevant reporting periods.” Id.

7. Since that time, Liberation Investments has held discussions with Friedman’s, but Friedman’s refuses to hold a stockholders’ meeting. The reason given by Friedman’s is that it cannot file audited financial statements for the Company until it has resolved its past accounting issues. Then, it says, under the rules of the Securities and Exchange Commission it may not solicit proxies or issue an annual report without audited financial statements, and without an annual report it may not notice a stockholders’ meeting.

8. Essentially, Friedman’s directors claim to have the ultimate anti-takeover defense in place. Since they have failed to comply with their SEC requirements they cannot hold a stockholder meeting and thus cannot be replaced. That is, the public stockholders cannot replace the Class A directors. Nothing, of course, prevents Mr. Cohen from replacing the Class B directors with the stroke of a pen. One may doubt that this represents the official SEC view of the operation of its rules.

9. And none of that matters under Delaware law. Section 211 (c) of the Delaware

General Corporation Law provides in pertinent part:

If there be a failure to hold the annual meeting [of stockholders] or to take action by written consent to elect directors in lieu of an annual meeting . . . if no date has been designated, for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

10. Because Friedman’s has not held an annual meeting during the past 13 months, Liberation Investments is entitled to an order compelling Friedman’s to hold an annual meeting of stockholders for the election of directors at a date chosen by the Court as well as any other supplemental orders needed to make sure that the meeting happens.

WHEREFORE, Liberation Investments respectfully request that this Court enter an order:

a. Summarily ordering Friedman’s to hold an annual meeting of stockholders by no later than February 1, 2005, with a record date of the date of this Complaint;

b. Requiring the election of directors at the annual meeting of stockholders to be accomplished by written ballot pursuant to 8 Del.C. § 211(e); and

c. Granting Liberation Investments such other relief, including reasonable attorneys’ fees and costs, as this Court shall deem appropriate.

ASHBY & GEDDES

/s/ STEPHEN E. JENKINS (I.D. #2152)
Stephen E. Jenkins (I.D. #2152)

Lauren E. Maguire (I.D. #4261)
222 Delaware Avenue
P.O. Box 1150
Wilmington, DE 19899
(302) 654-1888

Attorneys for Liberation Investments, L.P. and Liberation Investments, Ltd.

Dated: December 15, 2004

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